Filed by Citizens Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Citizens Financial Group, Inc.

Commission File No. 001-36636

Date: July 28, 2021

Citizens Financial Group, Inc. Announces Agreement to Acquire Investors Bancorp, Inc

Transcript of Investor Call on July 28, 2021

PARTICIPANTS

Corporate Participants

Kristin Silberberg – Head of Investor Relations, Citizens Financial Group, Inc.

Bruce Winfield Van Saun – Chairman & Chief Executive Officer, Citizens Financial Group, Inc.

John F. Woods – Vice Chairman & Chief Financial Officer, Citizens Financial Group, Inc.

Donald H. McCree – Vice Chairman & Head of Commercial Banking, Citizens Financial Group, Inc.

Brendan Coughlin – Head of Consumer Banking, Citizens Financial Group, Inc.

Other Participants

Ken Zerbe – Analyst, Morgan Stanley & Co. LLC

John Pancari – Analyst, Evercore Group LLC

Ryan Nash – Analyst, Deutsche Bank

Matthew Derek O’Connor – Analyst, Deutsche Bank Securities, Inc.

Ebrahim Poonawala – Analyst, Bank of America

Ken Usdin – Analyst, Jefferies LLC

David Konrad—KBW

MANAGEMENT DISCUSSION SECTION

Good morning

Citizens Financial Group, Inc.

And welcome to this call to discuss Citizens Financial Group acquisition of Investors Bancorp, which was announced earlier this morning. Today’s call is being recorded. My name is Brad. I’ll be your operator today. Currently all participants are in listen-only mode. Following the presentation, we will conduct a question-and-answer session. Now I’ll turn the call over to Kristin Silberberg Executive Vice President, Investor Relations. Kristin, you may now begin.

Kristin Silberberg, Head of Investor Relations, Citizens Financial Group, Inc.

Thank you, Brad. Good morning everyone and thank you for joining us. First, this morning, our Chairman and CEO Bruce Van Saun and CFO John Woods will offer some comments on the acquisition referencing a presentation, which along with our joint press release issued earlier this morning.

You can find these materials on our Investor Relations website. A replay of this call will also be available on the website. After the presentation, we’ll be happy to take questions. Brendan Coughlin Head of Consumer Banking, Don McCree Head of Commercial Banking, and Malcolm Griggs, our Chief Risk Officer are also here to provide additional color.

Our comments today will include forward-looking statements, which is subject to risks and uncertainties that may cause our results to differ materially from expectations. These are outlined for your review on page 2 of the presentation. I also refer you to Citizens and Investors filings with the SEC, including the Risk Factor disclosures in the respective Form 10-Ks and 10-Qs. Citizens and Investors will also be filing materials related to the proposed transaction with the SEC.

We urge you to read those materials once they are available. These additional materials can be obtained free from the SEC’s website and from each company’s website. In addition, Investors and its directors and executive officer may be deemed to be participants in any solicitation of proxies in connection with the proposed merger.

Additional information will be contained in the proxy statement to be filed by Investors and prospectus to be filed by Citizens with the SEC and with that I will hand it over to Bruce.

Bruce Winfield Van Saun, Chairman & Chief Executive Officer, Citizens Financial Group, Inc.

Thanks, Kristin. Good morning everyone and thanks for joining our call today on short notice. You’ve obviously seen the announcement this morning about the acquisition of Investors Bancorp. This is an important acquisition for us and it is particularly compelling when you consider it along with the acquisition of HSBC’s East Coast branches and national online deposits that we announced in May.

Simply stated, these transactions fit together well, a great one-two punch, so to speak. HSBC provides us with an initial entry into the important New York City Metro Washington DC in South Florida markets. Adding a sizable customer base and a solid deposit franchise HSBC’s net $7 billion deposit position adds to Citizens robust liquidity and provides the funding flexibility to facilitate the acquisition of Investors and support strong and prudent loan growth. Together, the two franchises bring roughly 1 million new customers to the bank and provide a perfect link filling the corridor between our strong New England footprint and Philadelphia where we are already deeply ingrained in the communities we serve.

With the completion of these two deals citizens becomes a meaningful competitor in the New York City market jumping into a top ten deposit position among retail and commercial banks and we enhance our strong position in Philadelphia.

Citizens Financial Group, Inc.

New York City alone represents about 5% of the country’s GDP and includes 2.5% of the US population, and when you add in New Jersey, Philadelphia, Washington DC, and South Florida that climbs about 13% of GDP and nearly 9.5% of the population. So when you step back, you see that the Investors and HSBC presence spans some of the most attractive markets in the US, while providing a solid base from which to advance our digital first national expansion strategy, giving us a strong foundation to drive further growth and to gain scale. We have a great opportunity here to deliver our uniquely diverse consumer lending and wealth capabilities and our broader commercial lending capital markets and advisory capabilities to this large new client base and expand our business in one of the most vibrant retail and commercial banking markets in the United States and we’ll do this all from a position of financial strength. We expect the Investors acquisition to deliver an estimated IRR of over 23% and meaningful EPS accretion. As you all know, our objective since the IPO has been to become a top performing regional bank that delivers well for our stakeholders. Importantly, adding Investors accelerates the achievement of our medium-term financial goals by improving our ROTCE and our overall efficiency. We’re confident in our ability to execute the integrations of HSBC and Investors from a leadership perspective, we’re happy to welcome Kevin Cummings, Investors, Chairman and CEO and Michele N. Siekerka, a member of Investors’ board to the Citizens Board when we close the transaction. And in order to ensure a smooth transition, our integration teams will be led by Dom Camma, Investors’ President and Mary Ellen Baker, our Head of Business Services and will include key members of both companies’ management teams. Our business leaders have a lot of experience managing through change. You recall how much progress we’ve made it Citizens and transforming our technology infrastructure and driving continuous improvement several successful TOP programs. We have a very experienced management team, many of whom have come from money center banks, large technology firms of other companies where they have against with integrations and complex projects since our IPO we have successfully implemented six major TOP efficiency programs we’ve transformed our product and service capabilities and we’ve completed five acquisitions including Franklin American, Clarfeld and a handful of Commercial Banking advisory firms. Step by step, we are executing a deliberate long-term strategy to become a top performing bank. With the muscle we’ve built in this organization, I’m confident we can execute the integrations of both HSBC and Investors while remaining focused on delivering excellent service to our customers and executing on our important strategic initiatives. Before I hand the call over to John, I’d like to welcome to the Investors team members to Citizens. I think you’re going to find that our companies are an excellent cultural fit. We already share a very deep commitment to the Philadelphia community, and we are looking forward to opening new possibilities with you in New York metro and across New Jersey. So, with that, let me turn it over to John.

John F. Woods, Vice Chairman & Chief Financial Officer, Citizens Financial Group, Inc.

Thanks, Bruce, and good morning everyone let’s start on page 3. As Bruce mentioned in his remarks. There are many reasons we and Investors are excited about bringing our two companies together. Investors meaningfully as the missing puzzle piece covering incredibly attractive markets in our physical footprint between New England and the Mid- Atlantic.

The economics of the transaction are very appealing. We expect to generate strong returns with an IRR over 20% and a 13% return on invested capital. The transaction will be immediately accretive to EPS with accretion of 6.4% expected in 2023. Adding in the benefit of HSBC, the accretion rises to 8.8%. We have identified about $130 million in annual cost savings, which is 30% of Investors’ estimated 2021 expense base and is net of additional expenses for investments in marketing, where we need to

Citizens Financial Group, Inc.

promote the Citizens brand and upgrading technology capabilities. The EPS accretion and other deal metrics reflect the phase in of the savings, with about 50% realized in 2022 and virtually all of the cost savings in the run rate by 2023. Importantly, the transaction accelerates our achievement of long-term financial goals by improving our ROTCE by about 120 basis points and our efficiency ratio by about 270 basis points.

Also, we have structured the transaction to be neutral to the CET1 ratio with modest tangible book value per share dilution of about 2.6% and a very reasonable 2.5 year earn back. This assumes $400 million of total pre-tax merger costs are 100% incurred at close. In addition to the financial benefits, the transaction advances our overall commitment to the Northeast and expands upon our recently announced HSBC acquisition. The integration of our combined consumer and commercial platforms will provide ample opportunities for strong household growth, lending, and advisory revenues.

While there are always challenges integrating large organizations, we’ve done extensive due diligence, which will help us as we plan the details. Given the straightforward nature of Investors business model and the resources we are dedicating we feel confident that the integration will go smoothly.

Moving to slide 4, I’ll cover some of the key terms of the transaction. The purchase price is about $3.5 billion using a mix of shares and cash. The share exchange ratio is fixed such that Investors shareholders will receive 0.297 of a share of CFG common stock plus $1.46 in cash for each Investors share they own.

From a governance perspective, both our boards have unanimously approved the transaction and we expect to close in Q1 or Q2 following approval by Investors shareholders and regulatory approvals. For those of you that are less familiar with Investors, slide 5 provides a snapshot. With a total of $27 billion in assets, Investors is number seven in New Jersey by deposits but what’s really powerful is their presence around New York City and Philadelphia.

These are some of the most attractive markets in the United States with a well-educated workforce and above average household and per capita income, particularly in the more affluent areas around New York City and Philadelphia, New Jersey has the third largest share professionals in the country and the highest share in the Northeast.

Importantly Investors has about 200,000 customers and they share a deep commitment to their communities. Slide six and seven show you what the combination of Citizens HSBC and Investors looks like on a pro forma basis. You can clearly see on the map on slide 6, The added presence of HSBC and Investors from New York to Philadelphia.

This will give us a much broader opportunity to further penetrate the New York metro market while enhancing our leadership position in Philadelphia. On slide seven, you can see how the one-two punch of HSBC and Investors as part of a strategic approach to expanding in the region. HSBC was the first step bringing in an initial substantial physical presence in the Greater New York metro area and a strong low-cost deposit franchise with a large customer base. This provided the funding flexibility to move forward with Investors. Investors adds to HSBC’s branch presence with its attractive middle market and small business customer base and strong customer-oriented branch-based teams. And beyond the obvious financial benefits of adding HSBC and Investors to the mix, I don’t think you can overstate the convenience that the Investors and HSBC networks provide for each other’s legacy customers when combining the roughly 200 branches in the New York area.

Citizens Financial Group, Inc.

As Bruce mentioned, you can see on slide eight, how the combination of HSBC and Investors propels us to a top ten deposit ranking in New York. Virtually overnight we will become a meaningful player in New York with the scale and presence to compete for a greater share of business in the largest metro market in the United States.

You can really see how the low-cost HSBC deposit base with its 9 basis point cost of deposits provides the opportunity to replace higher cost funding in the combined balance sheet. Following the close of the Investors transaction, we will move to further optimize our funding profile. With the migration of Investors customers to Citizens platform, we will optimize our deposit costs and mix, leveraging our pricing and products and capabilities.

Moving to slide nine, you’ll see that investors in HSBC will add about 20% of the size of our loan portfolio. We will remain very well diversified with a modest increase in the size of the CRE portfolio from Investors. Then, looking more closely at Investor CRE portfolio on slide ten, the largest component is the multi-family book, which is a well-diversified and granular portfolio focused on B-class properties with good risk return dynamics.

The remainder of the CRE portfolio is also a granular portfolio focus in local markets where Investors has a long history of supporting its customers and community stakeholders. On slide eleven, we are really excited to go on offense with our full suite of consumer and commercial capabilities and take advantage of the benefit of enhanced brand recognition and physical presence in the HSBC and Investors footprints.

On the consumer side, we expect a substantial lending and fee opportunity as we deploy our diverse suite of lending and wealth products across these attractive markets. We also expect to improve household growth and retention with enhanced branch sales efficiency and customer experience. On the commercial side, we will expand our middle market and small business lending and fee opportunities as we deliver our market leading capital markets and treasury solutions capabilities across the client base in the region. Investors local market expertise and personal touch will align well with Citizens customer focused approach to providing personalized service and trusted advice. Importantly we believe there is some nice financial upside since we have not included incremental revenue synergies in our estimates of the Investors transaction financial benefits. Moving to slide 12, over the last few weeks, we’ve been engaged in a comprehensive due diligence review designed to ensure we thoroughly assessed every critical area of Investors. I want to thank the Investors team for being so helpful throughout this process. One key area of focus for us was credit where about 30 of our most seasoned credit risk professionals examined Investors loan book particularly focus on areas of perceived higher risk and concentration, such as their larger client relationships, commercial real estate, and other parts of the portfolio that may have been under added stress due to the pandemic. With respect to the commercial portfolio in particular our team performed a significant loan file review with analytical coverage of the entire loan portfolio, including a review of delinquency and forbearance data across the portfolio. We also reviewed all loans over $5 million that were low pass or criticized as a result, we are comfortable that we understand the risk in their portfolio after completion of the process, we expect to take a credit mark on the Investors portfolio of $325 million or approximately 1.48%. In addition, there is a CECL double count of about $160 million that is fully included in the numbers we present. We also expect a net interest rate mark- ups for loans as well as other balance sheet categories of $180 million. This is result net positive mark overall of approximately $20 million, which will be amortized in over approximately the next five years which varies by balance sheet category. Therefore, the impact on EPS accretion of 6.4% for 2023 is minimal. Beyond credit we completed due diligence for key risks including legal, BSA AML, compliance, market liquidity, cyber, and operational risks. Our due diligence process was deliberate and thorough and confirms that Investors is a well-run franchise. I also want to reiterate that we have a high degree

Citizens Financial Group, Inc.

of confidence in our ability to successfully integrate both acquisitions and over time to look at the same strong offerings and financial performance in these geographies as we do in the other major metro areas that we serve. We know these markets well and the business models are relatively straightforward and consistent with our core capabilities. It’s worth noting that we share several commercial platforms with Investors including a common client relationship platform. We also have substantial overlap with some of the vendors we used for important areas across deposits and lending. So, we are very familiar with those platforms and the transition requirements.

Moving to slide 13, I’m proud to say that both Citizens and Investors share a deep commitment to serving our customers, supporting our colleagues and communities and moving forward with our ESG priorities. Through the Investors foundation they made a significant impact of generous contributions to civic-minded organizations in New Jersey, New York City, and Long Island. We look forward to joining their efforts and continuing to foster strong ties to the community. So, in closing, I want to reiterate why we are so excited about this transaction first the financial metrics are very attractive with immediate EPS accretion and strong returns that are well above our cost of capital. ROTCE and efficiency uplift are compelling accelerate the achievement of our medium-term financial goals. And combined with HSBC, the physical presence in attractive markets, and the large current and potential customer base open very significant opportunities for us to advance our strategic agenda in the region and nationally. And with that, I’ll hand it back to Bruce.

Bruce Winfield Van Saun, Chairman & Chief Executive Officer, Citizens Financial Group, Inc.

Okay. Thanks, John. Brad, why don’t we open it up for Q&A.

Citizens Financial Group, Inc.

QUESTION AND ANSWER SECTION

Operator: Thank you, Mr. Van Saun. We are now ready for the Q&A portion of the call. (Operator Instruction) Our first question comes from the line of Ryan Nash with Goldman Sachs. Please go ahead.

<Q - Ryan Nash—Deutsche Bank>: Hey, good morning, Bruce. Good morning, John. So, Bruce, I think many of us know that ISBC had previously been for sale so can you maybe just give us some color on the deal process, was it a competitive bid? And second, when you look at the CFG product offering in terms of loans and deposits, it does look somewhat different than ISBC so maybe can either you or John expand on John’s comments about your ability to transition the balance sheet over time and what you envision it looking like over the medium term and do you see significant run-up in that portfolio. Thanks.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah, sure, Ryan. So to us, the important first step that we wanted to take to really go after the New York metro opportunity was the HSBC branch acquisition and also securing the online deposits and then presence in Washington and Florida, and so that to us was very attractive.

It was well priced, and it brought a very low-cost funding base which is about 9 basis points on a net $7 billion of funding. Once we secured that it made a lot of sense to us to initiate conversations with Investors and see if we could create a so called one-two punch because what Investors brings is it certainly thickens the branch footprint brings more consumer customers but also brings a very attractive small business and middle market customer base as well.

So we saw that as a, as a great opportunity and we’re able to over time reach agreement on terms that I think are good for both sides and also going to get general agreement on how these things will fit together and what our future strategy should be. I do think we anticipate that we can leverage what we offer, what we’ve done successfully in Boston and Philadelphia markets in terms of our consumer banking offering. So we have a great digital first customer experience that we’ve developed, we offer great advice to customers, we have a very full product set across all major lending categories and so we’ll be able to do more with both these customer bases over time and hopefully turn New York into something as successful as we have in Boston and Philadelphia. Similarly, this works for the commercial side as well. We have some corporate coverage bankers working out of New York, but this will certainly amplify our branding and our presence in the region and then allow us to bring many of the products and services we’ve developed for customers from small business up to a bigger mid corporates to for this customer base and give us I think an ability to grow market share in the region. So, we like all those aspects of the deal. In terms of the balance sheet we have somewhat more commercial real estate on Investors’ balance sheet, then we have on ours, but I don’t think that’s an exception broadly if you look at banks in this size category. So we’re comfortable with the risk and how they’ve invested in commercial real estate and I think over time you’ll see commercial real estate become a smaller element of the balance sheet as we grow the consumer lending areas and also as we expand in the commercial side of the house. So, Investors has been on that journey. They’ve been migrating away from commercial real estate, have been growing C&I, I think we can help accelerate that and then we can bring commercial lending opportunities to the customer base that they currently don’t offer. So maybe I’ll just turn it over for John and he can talk a little more about the second part of your question on the balance sheet. John.

Citizens Financial Group, Inc.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, thanks. So, good question, Ryan, I mean I think really, you would see us migrate both sides of the balance sheet on a sort of target balance sheet basis. If on the asset side, you heard from Bruce, I guess I’ll call it the back book and the front book, I mean I think we expect that the front book originations going forward will look different than what the back book is that we’re going to be inheriting at close, and I’d say, you’ll see a lot more emphasis and mix in the front book on C&I over time as we build our playbook and bring our vast and diverse capabilities in the commercial business under Don to the region and with their relationships and then staying on the consumer lending side.

So I think you’ll see much more of a balance between consumer and commercial still an orientation towards commercial, but still a much more of a balanced, a sort of go-to- market approach on the front office with consumer lending and commercial on the asset side. On the liability side of things, similar concept there are a little sort of lower wage and non-interest bearing than we are they’ve got some deposit categories that we would probably have to look differently in the front book we’ve been more of leading, we have the leading growth in non-interest bearing deposits over the last several years versus peers and you’ll see much more non-interest bearing deposits much more lower-cost deposits relationship based deposits and so you’ll see cost of deposits converge to where we are over time with their deposit mix converging to where we are over time and it can’t be underestimated how the opportunistic HSBC acquisition really fueled the ability to do this on day one. And so that gives us a huge jump-start towards the target balance sheet and last point I’ll make is that, as you may know, the Investors balance sheet is liability sensitive. And so you can you sort of look at that coming on as a way to sort of and we have our sensitivities around 10.7% right now and so there is some asset sensitivity there to monetize that works very nicely as well with customers on the other side.

<Q - Ryan Nash—Deutsche Bank>: Got it. Thanks for all the color there and I was about to ask you on the combined rate sensitivity so maybe I’ll go in a little bit different direction. John, I think you talked about CET1 being neutral can you maybe just talk about how buybacks and capital management are factored into the equation here, and I’m assuming it’s safe to say that we are on hold until the deal closes, but how do you anticipate managing CET1 in the short and intermediate term. Thanks.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, a couple of quick points, Bruce may add here, but the first, after the shareholder vote, we can open up, we don’t have to wait till close on buybacks. So just, just a minor clarification there and then because of CET1 neutral it really maintains all the flexibility we had pre-deal that really we’ve run the same waterfall our focus is on organic deployment of capital and maintaining our dividend at the top tier and then we look at additive and compelling fee based bolt-on that have always been part of our story and for which we mentioned that there is an opportunistic pipeline that remains there.

And then, we’re into buybacks so given the fact that we really haven’t levered the CET1 ratio as a result of this deal, all that flexibility remains, and as part of one of the attractive parts of the deal is that we don’t have to step off loans. If loan growth is much higher, maybe buybacks be a little lower and if loan growth is lower, maybe buybacks would be a little higher.

But we’re back with the ability to move forward with that subsequent to shareholder approval.

Citizens Financial Group, Inc.

<Q - Ryan Nash—Deutsche Bank>: Got it. Thanks for all the color.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Okay.

Operator: And our next question comes from the line of John Pancari with Evercore ISI. Please go ahead.

<Q – John Pancari – Evercore Group LLC>: Good morning. Just a follow-up on the balance sheet positioning so just to confirm, based upon what you just walked through, you have no planned actions then on the balance sheet repositioning in terms of a deliberate portfolio run off or portfolio sales or any other type of business exits.

<A – John Woods – Citizens Financial Group, Inc.>: No, there is no planned exits, it will be over time the front book profile looking different than the back book and will migrate the profile over time to more C&I and more consumer lending, but still with a commercial and overall commercial way which will keep us, our profile, on a pro forma basis, on a combined basis about equal weight 50-50 commercial consumer maybe what I’m trying to get more commercial given the addition of Investors.

<Q – John Pancari – Evercore Group LLC>: Okay, got it and then secondly, I know you indicated that the cost saves are net of investments, what’s the plan on the technology and marketing, branding side, can you quantify what those investments are, that have been factored into the $130 million of cost saves, and separately, are there any other costs that could come about in terms of investing in the business as you integrate. Thanks.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah, I’ll take that and John, can maybe add to it. But fundamentally, John, we wanted to make sure when we thought about the transaction that we’re going into a new region and we’re going to have to step up and enhance our brand image in the region so that’s one of the things that we, allotted additional spend for and further we also want to make sure that we have upgraded some technology capabilities to sync up with us and so that’s probably the other big thing. The gross saves are closer to 35% roughly and so there is I’d say a 5% reinvestment that comes as a slight dis-synergies, a slight offset but we’re pegging the net synergies of 30% and have confidence that we can deliver that, John anything you want to add.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, I think that’s well said, and I’d say that over time you were also asking John whether there is additional investments we might consider and I think that’s all in the category of if we want to invest in the region and add to really turbocharge revenue synergies, etc., but all of that’s outside and would be exciting to be able to consider and move forward on and we have excellent return metrics and business cases in and of themselves.

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So this is a recurring built in cost on top of their recurring built in cost base so this is a meaningful addition of around 5% or so to their expense base to really kind of enhance our capabilities and marketing that we think will be needed to and enhance our brand.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah. And to that point, John, we have not factored in revenue synergies, but if this deal is really going to be a great one and be a home run, then ultimately we want to really penetrate the opportunity in the region and that will require down the road, additional investment in product marketing to gain customers or to gain cross sell, but we have the playbook on that we’ve been doing that in the rest of our footprint and so feel quite confident that we will have success there and that’s the aspiration ultimately is to really become a very competitive force in the region through these two acquisitions.

<Q – John Pancari – Evercore Group LLC>: All right, thanks for taking my questions. Appreciate it.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah.

Operator: And we do have a question from the line of Ken Usdin with Jefferies. Please go ahead.

<Q – Ken Usdin – Jefferies LLC >: Thanks, good morning guys. Just a couple of follow-ups on the right side of the balance sheet given that Investors historically more thrift like orientation. In past thrift like deals we’ve seen a good amount of just natural runoff of what were often single product type customers and given that they do have that higher cost of funds but how do you intend to try to manage that, retain the customer base, and I know you have the HSBC flexibility to be able to kind of mesh that altogether from a Citizens a top down perspective.

But how do you go, how do you think about that and how do you kind of balance retention and attraction to the Citizens franchise vis-a-vis the existing customer base.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, thanks, Ken and good question on that. I mean it’s a couple of thoughts I would add, so when you think about HSBC’s nine basis points cost of funds and if you look at HSBC plus Investors, those two together and I guess their loan to deposit ratio is about 20% on HSBC side and it’s I think it’s 107 or somewhere around that on the Investor side of things, you put them together that sort of pro forma bank that’s going to be brought into our platform in early 2022 has an 80% LDR which is spot on top of where we are and so even without massive run off, you just put them together and they are already at 80% LDR and that allows us, lots and lots of flexibility to reshape the front book such that we’ve been developing deposit analytics ever since the IPO to try to converge our deposit costs to peers.

Citizens Financial Group, Inc.

I think that it’s our expectation that by the end of this year we’ll get there on the legacy CFG platform. We’re going to take that playbook and run the same playbook that we’ve been running over the last three to five years and do the same for Investors and HSBC is already there. So really this, we can really just could sort of see a very straightforward path to migrating deposit mix up from non-interest bearing, which I think Investors is closer to 20% up to our level which is near 30 and getting the deposit costs converged over time to our level, our expectation is that we will not be diluting our deposit costs or mix as a result of these two acquisitions in early 2022 and that’s exciting to be able to do on the right side of the balance sheet.

So that’s our plan and I think Bruce may want to add.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah, so one thing I’d add to that. Ken Is that we do like the demographics of the customer base. So, the skew towards mass affluent and affluent given the region set Investors serves, and so that’s really our sweet spot in terms of the offerings that we have for the rest of the footprint and so we think there is real potential there to deepen relationships with the customer base over time. Brendan, I don’t know if you want to add anything, as to kind of where you see the opportunities.

<A – Brendan Coughlin – Citizens Financial Group, Inc.>: Yeah, I’d just say that in the markets that Investors is in John’s comment about front book and back book, is an important dynamic to understand that we expect to grow households in the market, which should give further growth potential for low cost deposits to reshape the balance sheet and our diversified capabilities is significantly different than both HSBC had Investors core offering so we should be able to lever that not only deepen but also to solidify these relationships and re-engage these customers have a very different way, where maybe some of them had multiple bank banking relationships.

Given the lack of diversity in some of the product offerings and Citizens coming into the market, I think can have a very attractive offering to not only grow but solidify and deepen with these customers so we’ve got a lot of confidence as John and Bruce pointed out that the playbook that we’ve developed is well tested and we think we’ll get some medium term revenue synergies that are baked into this model. And we’ve got a lot of confidence on that.

<Q – Ken Usdin – Jefferies LLC >: Great and John, one follow-up on the numbers you mentioned that all of the items were included in your math, I was just wondering if you could just details a little bit more how much of the restructuring charges or the day two provision is baked into your tangible book estimate and it’s actually, that’s the question.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah. 100% of the merger charges and 100% of the day two CECL double count are baked into our dilution calculation.

Citizens Financial Group, Inc.

<Q – Ken Usdin – Jefferies LLC >: And okay, so and, sorry, I forgot one more on the right side, if you don’t mind. Do you also have the ability on the borrowed funds, they have $4 billion earning at 210 is that something you can just get rid of right away upon closing like and is that built into your model expectations.

<A – John Woods – Citizens Financial Group, Inc.>: Yes and yes, we can move forward on that. They’ve got some high cost flood outstanding as well as some swaps that are underwater, on a net basis that we would, we would plan to basically at close move on from. And that’s built into the merger costs as well as just the synergies going forward.

<Q – Ken Usdin – Jefferies LLC >: Okay, thank you.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: I think their ticket having the big liquidity position we do at Citizens today gives us a lot of flexibility in that regard.

<Q – Ken Usdin – Jefferies LLC >: Understood. Thank you, guys.

Operator: And our next question comes from the line of David Konrad with KBW. Please go ahead.

<Q – David Konrad – KBW >: Yeah, good morning, couple of quick questions one I’m sorry if I missed this, but John, you talked about asset sensitivity being around 10.7% for CFG what do you estimate the pro forma asset sensitivity would be and then also would this change your hedging strategy or hedging program going forward you added a little bit here earlier this year. Would you reduce that need to provide to fund six rate hedges. Thanks.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, big picture, they are liability sensitive and so from that perspective, they would take our 10.7% down to about 9% and so we’re still highly asset sensitive and lots of upside for an eventual rising rate sort of outcome going forward.

So that’s the big picture as we may have mentioned before, we sort of have this dollar cost averaging approach as rates rise and we have some opportunistic ability to do some hedging earlier in the year we’ve got about $8 billion of received fixed swaps done earlier this year and that offset some of our asset sensitivity, but then other balance sheet moves basically took us right back to where we were so we really have a lot of firepower left and in a rising rate environment.

But net-net over time as we try to migrate to the low-single digits, because we get closer to neutral as you know, as rates rise, the fact that we brought on this portfolio would obviate the need to reduce receive fixed swaps to take us down to the target destination and I’d much prefer to do that where we monetize asset sensitivity with customers on the other side, then synthetically using received fixed swaps. So, this is a very attractive sort of –

Citizens Financial Group, Inc.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: It takes as part of the way, we’ll still be looking to layer in some swaps opportunistically as we see the curve flex of that, but yeah, moving from 10.7 to 9 and doing it in this fashion makes a lot of sense.

<Q – David Konrad – KBW >: Great, thanks and maybe one follow-up on the 6% EPS accretion, just curious in that model, you talked about cancelling some of the Federal Home Loan advances but in terms of the deposit and getting the cost down there, what’s in the model for that accretion in terms of lowering the deposit cost for Investors if anything.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, that’s not in the model so that’s upside down the line that we have not included.

<Q – David Konrad – KBW >: Yeah.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: So it’s really just—

<Q – David Konrad – KBW >: Thank you.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: It’s just really the refinancing of the FHLB that’s baked in deposit optimization over time is upside along with revenue synergies over time as upside.

Operator: And we do have a question from the line of Ken Zerbe with Morgan Stanley. Please go ahead.

<Q – Ken Zerbe—Morgan Stanley & Co. LLC>: Great, thanks. Actually, that last question is very similar to what I want to ask, if you just go over detail. Sorry, did you say that remixing the investors deposit base was not in your EPS accretion because I’m trying to figure out like it seems that the HSBC deposits are such a great use of funds to repay the or to get rid of some of the higher cost ISPC deposits.

So, I’m just trying to figure out like how that is because it feels like that should be in your EPS accretion, no?

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, I mean I think I’d describe it this way, pulling in HSBC by itself had an EPS accretion profile associated with it that we take our 2023 accretion from 6.4% to 8.8%. So that’s just layering in HSBC but we’re not going to stop there, because we have 9 basis points of deposits coming in from ISBC well optimized.

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But we’re going to, we’re going to turn to our playbook to the Investors deposit base and we’re going to optimize that deposit base, and lower that deposit cost of funds, which is and convergent to our own all of that is not in the model, and is not part of the 6.4% or the 8.8% that’s upside along with revenue synergies that are outside the model as Bruce indicated.

<Q – Ken Zerbe—Morgan Stanley & Co. LLC>: Got it. Okay, all right. I think that’s helpful and then just more broadly speaking, I guess, what was the primary attraction of Investors I mean just I got the geography aspect of a bit, but why Investors versus other banks say in a similar geographic region. Thanks.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah, I mean, I think if you look at it, Ken it’s the geographies is to us very compelling and then the orientation that they’ve kind of work towards of building up capacity and capabilities in small business and in the middle market is a nice complement to what we, what we gained with HSBC, which is a pure retail operation. So that to us, made a lot of sense they also have a fairly thick branch system so 130 branches in New York metro HSBC came with 66 I believe so we’re pushing 200 branches and the greater metro area, which will offer more convenience for both customer bases and so we think that’s also very attractive.

Obviously, the world is moving fast to digital, but physical presence makes a big difference and convenience is also highly rated by customers so those are really a couple of the aspects that work and then I’d say also the deal math works so this is a transaction that we could afford that is accretive and it is improving and we think it’s low execution risk so we understand the businesses there in we understand their balance sheet we’ve done a lot of diligence on that and so we think we can affect these transactions in reasonably short order without a high degree of execution risk.

<Q – Ken Zerbe—Morgan Stanley & Co. LLC>: Makes sense and then, sorry, just one last question for John, you mentioned you could buy back stock after the shareholder vote, do you have an estimate in terms of when the shareholder vote might be.

<A – John Woods – Citizens Financial Group, Inc.>: It’s early fourth quarter is the plan and we’ll be keeping you updated about that as that unfolds.

<Q – Ken Zerbe—Morgan Stanley & Co. LLC>: Perfect. Thank you.

Operator: And we have a question from the line of Ebrahim Poonawala with Bank of America. Please go ahead.

<Q – Ebrahim Poonawala – Bank of America>: Good morning. I guess, Bruce, I just wanted to follow-up you in the past talked about the NGT and transforming the technology infrastructure as part of top six just talk to us, one in terms of just remind us

Citizens Financial Group, Inc.

where Citizens is in terms of the core systems, both on the lending and the deposit side and where Investors is and how does the deal both this and HSBC, either the expedite or slow you in terms of the whole entity process.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah. That’s the good news here is that we’ve made huge amount of progress already on NGT and we’re migrating our infrastructure to the cloud we’ve streamlined and refreshed our applications they’re open facing so we can take in APIs and so having made those investments puts us in very good position to complete these two acquisitions. We think the HSBC conversion will be relatively straightforward we’ll migrate off of their technology platform on to ours and the online bank will actually move onto our next generation digital platform.

So we’re excited by that and then the good news on Investors is that they’re using a suite of platforms vendor platforms that aligns very closely with ours and so there is quite a significant overrun, overlap across deposits lending sales force management etc, with our suite of products, which will simplify the conversion process.

<Q – Ebrahim Poonawala – Bank of America>: Got it. And I guess another question around, you talked about this helps you better target some of the mass affluent segments when you think about Citizens strategic positioning in the Northeast markets up and do you see yourself taking market share from the big banks or are you looking at some of the smaller regionals where Citizens probably has a much better product suite, then some of them, when you think about acquiring new clients.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah, I think it’s a combination of both and so what we’ve seen over time in our major markets, is that we have a focus on really being our customers’ trusted advisor on their life’s journey so we try to bring a product suite and advice capability to the customer that really resonates and so that’s why we’ve been successful in gaining market share in our other markets.

When we look at Boston and Philadelphia throughout the footprint, and I think there is room for that in the greater metro area as well so some of that will come from the bigger impersonal banks, if you will, and some will come from the smaller community banks that have limited offerings, but we feel quite confident that we can, as John uses the phrase, take the playbook and apply it into the region.

And I think that’s similar on the commercial side as well, where we’re trying to be a trusted advisor to companies as they navigate their business challenges and try to grow their businesses. We bring the expertise within the house and great product sets and technology solutions to bear to help make those companies more successful and we’ve been able to compete effectively against the smaller players, all the way up to the mega banks and continue to gain share there as well.

So, we think we can do it, it’s going to take some time there is certainly some work in front of us, but we’re optimistic and confident in the future outlook.

<Q – Ebrahim Poonawala – Bank of America>: Got it. Thanks for taking my questions.

Citizens Financial Group, Inc.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Yeah.

Operator: And we do have a question from the line of John Pancari with Evercore ISI. Please go ahead.

<Q – John Pancari – Evercore Group LLC>: Hi, thanks for the follow-up, just one quick one on. Bruce, you mentioned the low execution risk could you just talk about the confidence on the regulatory front and getting the green light on the deal I know it’s not that the largest transaction but still given Biden’s executive order on this draws a little bit of attention to it so I just wanted to get your thoughts there.

<A – John Woods – Citizens Financial Group, Inc.>: Yeah, I’m obviously I can’t pre-judge where the regulators come out, but we feel good about the strategic logic, the financial logic and the low execution risk and how we’ve structured the governance over the integration of both deals. So, I’ll kind of leave it at that and say I think the regulators as they get into the review process, will see that this has been well thought out, makes a lot of sense. And it’s not going to take us off our game of the big change agenda and the strategic investments that we’re making.

We think we can keep all those running on track. With respect to the Biden executive order, that’s out for comment and there’ll be some time before that actually comes into play, so I don’t think it’s necessarily is going to impact deals that are announced in the short term.

So we’ll have to just monitor it as to whether if there’s changes in regulatory appointments of that does have an impact, but for a deal of this size with the two of us combined will and are the three of us, I should say gets close to $220 billion in assets I think that’s not top of mind in terms of creating kind of concentration in the banking industry as it should be the focus.

So anyway, in the last thing I would say also is that bank mergers are already heavily scrutinized and so, we understand what the process is today, and we think we can navigate that successfully.

<Q – John Pancari – Evercore Group LLC>: Okay that helps. Thanks, Bruce.

Operator: Yeah.

<A – Bruce Van Saun – Citizens Financial Group, Inc.>: Okay Brad, that’s it for the questions, let me thank everybody again today for dialing in on short notice. We’re very excited about the combination of Investors and HSBC branch acquisition. We think it’s going to strengthen our franchise and provide us with some fresh momentum. So, thanks again, have a great day.

Operator: And that concludes today’s conference call. Thank you for your participation, you may now disconnect.

Citizens Financial Group, Inc.

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of Citizens and Investors. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Citizens’ and Investors’ current expectations and assumptions regarding Citizens’ and Investors’ businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect Citizens’ and/or Investors’ future financial results and performance and could cause the actual results, performance or achievements of Citizens and/or Investors to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where Citizens and Investors do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Citizens and Investors, (4) the risk that the integration of Citizens’ and Investors’ operations will be materially delayed or will be more costly or difficult than expected or that Citizens and Investors are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of Investors, (6) the outcome of any legal proceedings that may be instituted against Citizens and/or Investors, (7) the failure to obtain required governmental approvals or a delay in obtaining such approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of Citizens’ and/or Investors’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Citizens’ issuance of

Citizens Financial Group, Inc.

additional shares of its capital stock in connection with the proposed transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of Investors and/or Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the ongoing global COVID-19 pandemic on Citizens’ and/or Investors’ businesses, the ability to complete the proposed transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of Citizens and Investors disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included in this communication to reflect future events or developments. Further information regarding Citizens, Investors and factors which could affect the forward-looking statements contained herein can be found in Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission (the “SEC”), and in Investors’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Citizens will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Investors that will be sent to Investors’ stockholders seeking certain approvals related to the proposed transaction, and a prospectus of Citizens.

The information contained in this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS AND SECURITY HOLDERS OF INVESTORS AND CITIZENS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INVESTORS, CITIZENS AND THE PROPOSED TRANSACTION.

Citizens Financial Group, Inc.

Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement and prospectus contained therein, as well as other relevant documents filed with the SEC containing information about Investors and Citizens, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Citizens will be made available free of charge in the “SEC Filings” section of will’s website, https://investor.citizensbank.com/about-us/investor-relations/financial-information/sec-filings.aspx. Copies of documents filed with the SEC by Investors will be made available free of charge in the “Investor Relations” section of Investors’ website, https://www.myinvestorsbank.com/Investor-Relations, under the heading “SEC Filings.”

Participants in Solicitation

Investors and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Citizens and its directors and officers are not a participant in such solicitation of proxies. Information regarding Investors’ directors and executive officers is available in its proxy statement, which was filed with the SEC on April 15, 2021, and certain other documents filed by Investors with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement to be filed by Investors, the prospectus to be filed by Citizens and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

About Citizens Financial Group, Inc.

Citizens Financial Group, Inc. is one of the nation’s oldest and largest financial institutions, with $185.1 billion in assets as of June 30, 2021. Headquartered in Providence, Rhode Island, Citizens offers a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. Citizens helps its customers reach their potential by listening to them and by understanding their needs in order to offer tailored advice, ideas and solutions. In Consumer Banking, Citizens provides an integrated experience that includes mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,000 ATMs and approximately 1,000 branches in 11 states in the New England, Mid-Atlantic and Midwest regions. Consumer Banking products and services include a full range of banking, lending, savings, wealth management and small business offerings. In Commercial Banking, Citizens offers a broad complement of financial products and solutions, including lending and leasing, deposit and treasury management services, foreign exchange, interest rate and commodity risk management solutions, as well as loan syndication, corporate finance, merger and acquisition, and debt and equity capital markets capabilities. More information is available at www.citizensbank.com or visit us on Twitter, LinkedIn or Facebook.

Citizens Financial Group, Inc.

About Investors Bancorp, Inc.

Investors Bancorp, Inc. is the holding company for Investors Bank, which is headquartered in Short Hills, New Jersey and operates 154 branches* located throughout New Jersey and New York.

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